[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 31, 2017

Keith A. Gregory

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Cushing® Mutual Funds Trust

Cushing® MLP Infrastructure Fund

Registration Statement on Form N-1A

(File Nos. 333-220521 and 811-23293)

Dear Mr. Gregory:

Thank you for your comments received on October 19, 2017 regarding the registration statement on Form N-1A (the “Registration Statement”) filed by Cushing® Mutual Funds Trust (“Registrant” or the “Trust”), on behalf of Cushing® MLP Infrastructure Fund, a series of the Trust (the “Fund”), on September 19, 2017 with the Securities and Exchange Commission (the “SEC”). We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.

General

Comment 1.	We generally do not repeat comments even though they may apply to disclosure in more than one location in the registration statement. It is incumbent on you to apply each comment to all similar disclosure in the registration statement. We note that some of our comments herein reference the registration statement filed on Form N-14 on September 19, 2017 (File No. 333-220520) relating to the reorganization of the Cushing® MLP Infrastructure Fund I and the Fund (“N-14”).

Response	The Trust notes your comment.

Comment 2.	All capitalized terms not otherwise defined in this letter have the meaning given to them in the registration statement or the N-14.

Response	The Trust notes your comment.

Comment 3.	Portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, and/or on exhibits added in any pre-effective amendment.

Response	The Trust notes your comment.

Securities and Exchange Commission

October 31, 2017

Comment 4.	Your response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933 (the “Securities Act”). The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this in your supplemental letter and briefly state the basis for your position. Where a change will be made to the disclosure in response to a comment, please confirm the requested change has been made as part of your response.

Response	The Trust believes that the responses set forth herein adequately address your comments in your letter dated October 19, 2017. As indicated above, the Trust anticipates filing Pre-Effective Amendment No. 1 to the Registration Statement on or about the date hereof.

Comment 5.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with this registration statement (excluding any exemptions already disclosed).

Response	The Trust has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

Comment 6.	Ticker Symbols: Please update the Fund’s series and class identifiers to reflect the ticker symbols for each class. See Rule 313(b)(1) of Regulation S-T.

Response	The requested disclosure has been added.

Comment 7.	Please explain whether you intend to carry over the financial statements of the Cushing® MLP Infrastructure Fund I. If not, please explain your legal basis for not including seed capital for the Fund.

Response	Cushing® MLP Infrastructure Fund I will be the accounting and performance survivor in the Reorganization and the Fund intends to carry over Cushing® MLP Infrastructure Fund I’s financial statements.

Prospectus

The Fund Summary

Fee Table – Annual Fund Operating Expenses

Comment 8.	Please confirm supplementally that, in accordance with Item 3, Instr. 3(f), if “acquired fund fees and expenses” (AFFE) exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

Response	AFFE is not expected to exceed 0.01% of the average net assets of the Fund. If in future periods, AFFE does exceed 0.01%, the Fund confirms that the Fund will include a separate line item as required by Item 3, Instruction 3(f).

Securities and Exchange Commission

October 31, 2017

Comment 9.	In the “Advisory Agreement” section of the registration statement, the disclosure indicates that “the Fund pays the Investment Adviser a fee, payable at the end of each calendar month, at an annual rate equal to a 1% of the average daily value of the Fund’s Managed Assets during the Month.”

“Managed Assets” is defined as “the total assets of the Fund, minus all accrued expenses incurred in the normal course of operations other than liabilities or obligations attributable to investment leverage, including, without limitation, investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), and/or (ii) the reinvestment of collateral received for securities loaned in accordance with the Fund’s investment objective and policies.”

The Fee Table indicates that Management Fees are 1.0%. This figure does not appear to reflect the assets attributable to use of leverage. Please either confirm that the Fund does not intend to use leverage or revise the Fee Table to show the Management Fee as a percentage of net assets, as required by Item 3 and Item 13 of Form N-1A.

Response	The Fund confirms that it does not intend to use leverage. As a result, the Fund’s Management Fees as a percentage of net assets will equal 1.00%.

Comment 10.	In a footnote to the “Management Fees” line item in the Fee Table, please briefly explain how “total managed assets” is converted to “net assets” for the purposes of determining “Management Fees” as a percentage of net assets.

Response	As noted above, the Fund does not intend to use leverage. Therefore a footnote is not necessary to convert the Management Fee as a percentage of total managed assets to a percentage of net assets. The Fund confirms that if the Fund were to utilize leverage during any future period, such disclosure would be included in a footnote to the Fee Table.

Comment 11.	Please review the Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement) figures for each share class for accuracy. For example, footnote (d) to the Fee Table indicates that the Investment Adviser has agreed to waive a portion of the management fee and reimburse the Fund for certain operating expenses such that the “Total Annual Fund Operating Expenses” will not exceed 0.50% for each class of the Fund’s shares.

However, the figures reflected under “Total Annual Fund Operating Expenses” (after Fee Waiver/Expense Reimbursement) are 1.75%, 2.50%, and 1.50% for the Class A Shares, Class C Shares and Class I Shares, respectively. Please supplementally explain this discrepancy and revise the disclosure and/or the Fee Table, accordingly.

Response	The expense cap is intended to cap the Fund’s “Other Expense” at 0.50%. Footnote (d) has been revised to clarify that the expense cap is exclusive of Management Fees.

Securities and Exchange Commission

October 31, 2017

Comment 12.	Consistent with the disclosure on page 32 of the prospectus, please include a footnote to the Fee Table indicating that Class C Shares may be assessed a contingent deferred sales charge of 1.00% if redeemed within twelve months of purchase.

Response	The requested footnote has been added.

Comment 13.	In footnote (d), please revise the recoupment provision to indicate that any recoupment will not cause the Fund’s expense ratio to exceed the lesser of (1) the expense cap in effect at the time of the waiver, and (2) the expense cap in effect at the time of recoupment. See 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-Inv. 73).

Response	The disclosure has been revised as requested.

Example

Comment 14.	We note that the Class C Shares will charge a 1.00% CDSC if redeemed within twelve months of purchase. Please review the first Example for accuracy as it appears such charge is not reflected in the Example column for the first year. Please revise, as appropriate.

Response	The Expense Example has been revised as requested.

Portfolio Turnover

Comment 15.	Please add disclosure indicating that no portfolio turnover rate is included because the Fund is new.

Response	The requested disclosure has been added.

Principal Investment Strategies

Comment 16.	The second sentence of the first paragraph reads: “The Fund’s MLP Investments may include, but are not limited to, investments that offer economic exposure to MLPs in the form of common or subordinated units issued by MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, debt securities of MLPs, securities that are derivative of interests in MLPs, including indirect ownership interests in an MLP issued by an MLP affiliate (I-Shares) and businesses that operate and have the economic characteristics of MLP Investments but are organized as “C” corporations or as limited liability companies.”

a.	Please delete the phrase “may include, but are not limited to,” so that the disclosure identifies all of the Fund’s principal investments.

Response	The Fund confirms that all principal investments are identified and the disclosure has been revised as requested.

Securities and Exchange Commission

October 31, 2017

b.	In addition, please remove any investments that are not principal investments, such as described in the last paragraph of this section (e.g., preferred stock). For purposes of determining if an investment is “principal,” see, e.g. Item 9(b), Instruction 2, and Guidance Regarding Mutual Fund Enhanced Disclosure, IMGU 2014-08 (June 2014), available at https://www.sec.gov/investment/im-guidance-2014-08.pdf.

Response	Disclosure has been revised as requested to eliminate discussion of non-principal investments in this section.

Comment 17.	Please include disclosure describing the Fund’s policy with respect to the 25% limitation of its total assets in securities of master limited partnerships that are treated for federal income tax purposes as qualified publicly traded partnerships (“QPTPs”). We note that similar disclosure is found in the N-14 relating to the Reorganization.

Response	The requested disclosure has been added.

Comment 18.	Please include discussion of the Fund’s investments in Canada as it is a principal risk of the Fund.

Response	The requested disclosure has been added.

Comment 19.	The disclosure states that the Fund may invest in companies of all market capitalization ranges. Please consider disclosing any criteria as to market capitalization regarding the Fund’s investment in such companies.

Response	The Fund may invest in companies of all market capitalization ranges. Therefore, the Fund has not adopted portfolio parameters with respect to investments in companies with investment capitalizations within particular ranges or other criteria with respect to market capitalization. Accordingly, the Trust respectfully submits that its current disclosure is appropriate and meets the requirements of Form N-1A.

Comment 20.	Since debt securities are listed as a principal strategy of the Fund, please disclose whether the Fund has any requirements concerning dollar-weighted average maturity or effective duration of the Fund’s fixed income investments. Please also include a brief example of duration in the prospectus. (e.g., Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of “three” means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.)

Response	Investing in debt securities is not a principal investment strategy of the Fund. The disclosure has been revised accordingly.

Securities and Exchange Commission

October 31, 2017

Comment 21.	In the sixth paragraph, the disclosure describes the Fund’s investments in debt securities with particular credit ratings. Please clarify whether these debt securities are included in the 20% bucket of securities described in the paragraph immediately following that paragraph (i.e., debt securities that are not MLP Investments).

Response	As discussed above, investing in debt securities is not a principal investment strategy of the Fund. However, to the extent that the Fund invests in debt securities of issuers included within the Fund’s definition of MLP Investments, such investments would be included as MLP Investments for purposes of the Fund’s policy of investing at least 80% of its assets in MLP Investments.

Comment 22.	Please disclose the Fund’s concentration policy. Please also revise the “Concentration Risk” to conform to the disclosure in the SAI (i.e., concentration in the energy and energy infrastructure sectors).

Response	The disclosure has been revised as requested.

Comment 23.	In the fourth paragraph:

a.	The third sentence includes the phrase “among other things” to describe the Investment Adviser’s investment strategies. Please delete this phrase so that the disclosure describes all of the Fund’s principal investment strategies.

Response	The fourth paragraph describes the Investment Adviser’s investment process, and the factors considered by the Investment Adviser in determining to securities to buy and sell for the Fund. Therefore, such disclosure has been deleted from the description of the Fund’s principal investment strategies and moved to the body of the prospectus.

b.	The last sentence reads: “Distributions made by the Fund to shareholders may be considered dividend income, non-taxable returns of capital, capital gain or a combination thereof.” For clarity, please revise the sentence to specify the expected frequency of such distributions, including that they will be cash distributions.

Response	As noted above, such disclosure does not describe the Fund’s principal investment strategies and has been deleted from the description of the Fund’s principal investment strategies.

Comment 24.	The Fund has a principal investment risk that indicates that it may invest in derivatives. However, there is no corresponding disclosure in the principal investment strategies section. If derivatives are a principal strategy, please disclose the types of derivatives in which the Fund will invest and the specific purposes for which they will be used by the Fund (e.g., hedging, speculation or collateralizing cash). Please also revise the risk factor to specify the types of derivatives in which the Fund will invest. If the Fund will not invest in derivatives as a principal strategy, please move the risk disclosure elsewhere in the prospectus where additional risks are described.

Securities and Exchange Commission

October 31, 2017

The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response	Investing in derivatives is not a principal investment strategy of the Fund. The disclosure has been revised accordingly.

Comment 25.	If the Fund will sell (write) credit default swaps, please confirm supplementally that the Fund will segregate the full notional amount to cover the obligation of the credit default swap.

Response	The Fund has no present intention to sell (write) credit default swaps. However, if the Fund were to sell (write) credit default swaps, the Fund would segregate the full notional amount to cover the obligation of the credit default swap.

Principal Risks

Comment 26.	Please include the disclosure required by Item 4(b)(1)(iii), if appropriate.

Response	The disclosure required by Item 4(b)(1)(iii) has been added.

Comment 27.	We note that the disclosure of principal risks in Item 9 describes certain additional risk factors that are not summarized in the Item 4 principal investment risks section (e.g., High Yield Securities Risk, Strategic Transactions Risk, Preferred Stock Risk, Convertible Securities Risk, and Non-U.S. Risk). All of the principal risks of the Fund disclosed pursuant to Item 9(c) should be summarized in the Item 4 principal investments risks section. Please review the current disclosure and include any additional principal risks disclosed in Item 9 in the principal risk disclosure in Item 4. In addition, any risks currently in Item 9 that are not principal risks of the Fund should be moved to the section of the prospectus describing additional risks of the Fund. See IMGU June 2014 (2014-08) Guidance Regarding Mutual Fund Enhanced Disclosure (IMGU 2014) at 2, 4. Please note that the corresponding principal investment strategies and investments disclosure in Item 4 and Item 9(b) should be revised to reflect any changes made to the principal risk disclosures pursuant to our above comments.

Response	The risk factor disclosure has been revised as requested.

Securities and Exchange Commission

October 31, 2017

Comment 28.	With respect to MLP Tax Risks, please add appropriate risk disclosure related to the following:

a.	If the Fund retains an investment until its basis is reduced to zero, any subsequent distributions will be taxable to the Fund at ordinary income rates; and

Response	The requested disclosure has been added.

b.	Shareholders may receive a corrected 1099.

Response	The requested disclosure has been added.

Comment 29.	Please consider disclosing in the Summary Section and in the Item 9(c) disclosure the risks associated with investing in a new fund (e.g., the Fund may have higher expenses, may not grow to an economically viable size, may cease operations, investors may be required to liquidate or transfer their investments at a loss, etc.).

Response	The requested disclosure has been added.

The Fund’s Performance

Comment 30.	Please supplementally explain why the narrative disclosure refers to The Cushing® MLP Infrastructure Feeder Fund I as the Predecessor Fund and not The Cushing® MLP Infrastructure Fund I as is used in the N-14 relating to the Reorganization or revise the reference to the Predecessor Fund. Please also include the Predecessor performance information that you intend to show in the prospectus. Please also delete the second sentence of the paragraph and delete “and present these items” from the third sentence because you indicate that you will be presenting performance information for the Predecessor Fund.

Response	Disclosure in this section inadvertently referred to the Predecessor Fund as The Cushing® MLP Infrastructure Feeder Fund I not The Cushing® MLP Infrastructure Fund I. The disclosure has been revised to reference The Cushing® MLP Infrastructure Fund I. The Fund intends to include the performance information for the Predecessor Fund through a post-effective amendment to be filed upon closing of the Reorganization. Therefore, the Trust respectfully submits that the noted disclosure should be retained. The performance information that the Fund intends to include in the prospectus upon closing of the Reorganization (updated through the date of closing as applicable) is attached hereto as Appendix A.

Securities and Exchange Commission

October 31, 2017

Additional Information About the Investment Strategies and Related Risks of the Fund

Additional Information About the Fund’s Investments

Comment 31.	Please revise the above-referenced captions to indicate that the additional information provided about strategies and risks in this section relates to the principal investment strategies and principal risks of the Fund. See Item 9 and See also IMGU 2014 at 4.

Response	The disclosure has been revised as requested.

Comment 32.	The Item 9 disclosure appears to only disclose the principal risks, and the principal investment strategies disclosure is missing. Please revise to include the principal investment strategies disclosure.

Response	The disclosure has been revised as requested.

Comment 33.	Please explain how the adviser determines which securities to buy and sell. See Item 9(b)(2).

Response	The requested disclosure has been added under the heading “The Investment Adviser’s Investment Process.”

Comment 34.	The prospectus states that the Fund may invest in, among other things, convertible securities. If the Fund intends to invest in contingent convertible securities, please explain supplementally the extent to which the Fund will invest in these instruments. We may have more comments after reviewing your response.

Response	The Fund has no present intention to invest in contingent convertible securities.

Comment 35.	In Item 9, Derivatives Transactions Risk is included in “Additional Risks of Investing in the Fund.” However, this risk factor is included in the Item 4 disclosure of principal risk factors. Please address this inconsistency.

Response	“Derivatives Transactions Risk” is not a principal risk factor for the Fund. The disclosure has been revised accordingly.

Comment 36.	In Item 9, the disclosure indicates that the Fund will look through its holdings in investments in ETFs to the characteristics of the underlying securities held by the ETF in order to comply with any stated investment strategy, objective or process. Please note that it is the staff’s position that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Accordingly, please revise the disclosure to conform to our position. In addition, please add narrative disclosure in the section of the SAI on “Investment Restrictions” with respect to Investment Restriction number three (3) to clarify that the fund will consider the investments of underlying investment companies when determining the fund’s compliance with its concentration policies.

Response	The disclosure has been revised as requested.

Securities and Exchange Commission

October 31, 2017

Advisory Agreement

Comment 37.	In the last paragraph, please disclose the period to be covered by the Fund’s initial Semi-Annual Report. See Item 10(a)(1)(iii).

Response	The disclosure has been revised as requested.

Net Asset Value

Comment 38.	In items (iii) and (iv), you reference PIPES and asset-backed securities. If these securities are principal investments of the Fund, please include appropriate disclosure. We may have more comments depending upon your response.

Response	Investing in PIPES and asset-backed securities are not principal investment strategies of the Fund.

Comment 39.	In the first paragraph of page 29, if appropriate, please include the disclosure required by Instruction 2 of Item 11(a)(3) indicating that the Fund’s NAV may change on days when shareholders will not be able to purchase or redeem the Fund’s shares because of price changes of portfolio securities that are primarily listed on foreign exchanges.

Response	The requested disclosure has been added.

Distribution and Service Plan

Comment 40.	Please state the amount of distribution and service fees to be paid by the Class A Shares and Class C Shares. See Item 12(b).

Response	The requested disclosure has been added.

Comment 41.	The disclosure indicates that long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the rules of FINRA. Please supplementally explain your legal basis for this result.

Response	Under applicable FINRA rules, with respect to a mutual fund that charges an asset based sales charge and service fee, the maximum front end sales charge resulting from any transaction is 6.25% and the maximum aggregate asset-based, front-end and deferred sales charges shall not exceed 6.25% of total new gross sales. Because this maximum is calculated based on the total sales (i.e. fund level accounting) and not the amount purchased by any one investor (i.e. investor level accounting) a fund with new gross sales likely will not reach the maximum aggregate sales charge for many years. Consequently, it is possible that for any one investor, the aggregate annual charges could exceed the amount such investor would pay as a front end sales charge. A predecessor rule to the current FINRA rules required funds with asset based sales charges to state that “long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by this section.” Many funds, such as the Fund, continue to include such disclosure.

Securities and Exchange Commission

October 31, 2017

Comparison of Share Classes

Class A Shares

Comment 42.	In the section titled “Reduced Class A Sales Charges”, please include the disclosure required by Item 12(a)(4)(ii) with respect to the eligibility of breakpoints to be determined based on historical cost, if applicable.

Response	The historical cost of a shareholder’s Class A Shares will not be considered when determining eligibility of breakpoints.

Comment 43.	In the section titled “Contingent Deferred Sales Charge”, please disclose how the CDSC is calculated for partial redemptions of Class A Shares (i.e., order of redemption). See Instruction 3(c) to Item 12(a)(1). Please also disclose any applicable information relating to the imposition of sales charges upon exchange of Fund shares. See Item 12(a)(2).

Response	The requested disclosure regarding calculation of the CDSC for partial redemptions has been added. The Fund will be the only mutual fund in the fund complex, and thus does not offer an exchange privilege.

Involuntary Redemption and/or Conversions

Comment 44.	We note that the share classes of the Fund may be involuntarily redeemed and/or converted. See disclosure under “Involuntary Redemption.” Please disclose these features in this section as required by Item 12(c)(3). In addition, please clarify any actions, policies or procedures of the Fund with respect to involuntary redemptions or conversions.

Response	The Trust has added the requested disclosure.

Investing Through Financial Intermediaries

Comment 45.	In the first sentence of the first paragraph, you state, “Financial Intermediaries may provide varying arrangements for their clients to purchase and redeem shares of the Fund.” Please note that the prospectus or an appendix to the prospectus must include all disclosure regarding each specific financial intermediary that offers variations in, or eliminations of, sales loads. See IM Guidance Update 2016-06, Mutual Fund Fee Structures (Dec. 15, 2016) (“IMGU 2016”). Please review IMGU 2016 and revise the prospectus to include the required disclosure, if appropriate.

Response	The Fund acknowledges the guidance set forth in the IMGU2016. As of the date of the prospectus, no arrangements whereby financial intermediaries will offer variations in, or eliminations of, sales loads are in place. Disclosure has been revised accordingly.

Securities and Exchange Commission

October 31, 2017

How to Purchase Shares

Comment 46.	Please revise sentence two of the first paragraph to indicate that orders received before the close of regular trading on the NYSE or any earlier closing time will be priced at NAV. Please also disclose the effect of submitting an order after the close of regular trading on the NYSE. Please make a corresponding change in the disclosure in the first paragraph under the caption “How to Redeem Shares.” See Item 11(a)(2).

Response	The disclosure has been revised as requested.

Purchase by Check

Comment 47.	In the second paragraph, please disclose what constitutes “receipt” at the Transfer Agent. Please make a conforming change in the disclosure in the section titled “Redemption by Mail.”

Response	The disclosure has been revised as requested.

Payment of Redemption Proceeds

Comment 48.	Please clarify that payment of redemption proceeds for all methods of payment will typically be made within one or two business days. See Item 11(c)(7).

Response	The disclosure has been revised as requested.

Source of Redemption Proceeds

Comment 49.	Your disclosure indicates that, “In stressed market conditions and other appropriate circumstances, the Fund may borrow funds to meet redemption requests.” Please clarify the meaning of “other appropriate circumstances.” In addition, please specify the types of borrowing arrangements the Fund may make to meet redemption requests (e.g., lines of credit or interfund lending facility).

Response	The disclosure has been revised as requested.

Comment 50.	With respect to in-kind redemptions, please include disclosure indicating whether redemptions in-kind will be pro-rata slices of the Fund’s portfolio or individual securities or a representative basket of securities.

Response	The disclosure has been revised as requested.

Tax Matters

Comment 51.	Please disclose the tax effects of an exchange of the Fund’s shares for shares of another Fund. See Item 11(f)(1)(iii).

Response	As noted above, the Fund will be the only mutual fund in the fund complex, and thus does not offer an exchange privilege.

Securities and Exchange Commission

October 31, 2017

Statement of Additional Information

The Fund

Comment 52.	Please disclose the date, form and jurisdiction of organization of the Fund and its diversification status. See Item 15(a) and Item 16(a).

Response	The requested disclosure has been added.

Illiquid and Restricted Securities

Comment 53.	Please disclose the 15% limitation on investments in illiquid securities. In the alternative, please include narrative disclosure relating to such limitation following the disclosure on “Investment Restrictions.”

Response	The requested disclosure has been added.

Investment Restrictions

Comment 54.	In the second paragraph, please revise the first sentence to indicate that percentage limitations on borrowing apply at the time of investment and thereafter.

Response	The disclosure has been revised as requested.

Comment 55.	Please include narrative disclosure explaining the requirements of the 1940 Act with respect to borrowing money and issuing senior securities.

Response	The requested disclosure has been added.

Management of the Fund

Comment 56.	Please disclose the information required by Item 17(b)(5) with respect to beneficial ownership or of record in each class of securities of the Fund’s investment adviser or principal underwriter held by the Independent Trustees or their immediate family members.

Response	None of the Intendent Trustees who are not “interested persons” of the Fund, nor their immediate family members, beneficially own or are the record holder of securities of the Investment Adviser, a principal underwriter, or any person directly or indirectly controlling, controlled by, or under common control with the Investment Adviser or a principal underwriter of the Fund.

Securities and Exchange Commission

October 31, 2017

Investment Advisory Agreement

Comment 57.	Pursuant to Items 19(a)(1) and 19(a)(2), please disclose the name of any person who controls the Investment Adviser, the basis of control, and the nature of that persons business. Please also disclose the name of any affiliates of the Fund that are also affiliates of the Investment Advisor and the nature of such affiliations.

Response	The requested disclosure has been added.

Comment 58.	Pursuant to Instruction 4 to Item 19(a)(3), please describe the methods of allocation and payment of advisory fees for each class of the Fund’s shares.

Response	The requested disclosure has been added.

Control Persons and Principal Holders

Comment 59.	Pursuant to Item 18(c), please state that the amount of the Fund’s equity securities owned by Trustees and officers as a group is less than 1.00% of the Fund’s securities, if accurate.

Response	The requested disclosure has been added.

Distribution Plan and Service Plan (Rule 12b-1)

Comment 60.	Please disclose the information required by Item 19(g)(4) with respect to joint distribution activities and allocation of distribution costs with other series of the Trust.

Response	The Fund is currently the only series of the Trust. As such, there are no joint distribution activities to disclose.

Financial Statement, Exhibits, and Other Information

Comment 61.	Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response	The Trust notes your comment.

Comment 62.	Please submit a new Power of Attorney with the next filing of the registration statement. We note that a Power of Attorney must reference a specific filing and an amendment thereto and not a general reference to “Registration Statement.” See Rule 483 under the Securities Act of 1933, as amended (“Securities Act”).

Response

The Trust respectfully submits that the Power of Attorney filed as Exhibit (q) to the Registration Statement complies with Rule 483. It specifically references the Trust’s “Registration Statement on Form N-1A.” At the time the Power of Attorney was executed, the file numbers of the Registration Statement were not yet known to be included in the Power of Attorney. Nor does Rule 483 require the trustees to execute a

Securities and Exchange Commission

October 31, 2017

separate power of attorney for each pre-effective amendment to the N-1A. The Trust notes that the Trustees executed separate Powers of Attorney for the Trust’s Registration Statement on Form N-1A, which specifically referred to the Trust’s “Registration Statement on Form N-1A,” and for the Trust’s Registration Statement on Form N-14, which specifically referred to the Trust’s “Registration Statement on Form N-14.”

Comment 63.	Please include the indemnification undertaking required by Rule 484 under the Securities Act in the registration statement.

Response	The undertaking required by Rule 484 has been added.

Staff Closing Comments

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action or comment by the SEC staff.

The Trust notes your comment.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

The Trust notes your comment.

*                *                  *

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy

Appendix A

Performance Information

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. Returns shown are those of the Predecessor Fund, Cushing® MLP Infrastructure Fund I, a registered closed-end fund advised by the Investment Adviser. The Predecessor Fund was reorganized into Class I Shares of the Fund on [            ], 2017. Class A Shares and Class C Shares of the Fund commenced operations on [            ], 2017 immediately following completion of the reorganization.

The following bar chart and table provide some indication of the potential risks of investing in the Fund. The Fund’s (or the Predecessor Fund’s) past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at [website] or by calling (800) [            ]. The bar chart below shows the variability of the Fund’s performance from year to year for Class I shares. The bar chart and highest/lowest quarterly returns that follow do not reflect sales charges applicable to Class A Shares or Class C Shares, and if these charges were reflected, the returns would be less than those shown.

Class I Annual Total Returns (calendar year-end)*

*	The performance of other share classes will differ due to their different expense structures.

Best Quarter: 1st Quarter 2013 22.40%	Worst Quarter: 3rd Quarter 2015 -25.30%

The Fund’s year-to-date return as of the calendar quarter ended September 30, 2017 was -8.70%.

Average annual total returns

(for the periods ended December 31, 2016)

Annualized Returns (%)	One Year		Five Year		Since Inception (March 1, 2010)
Class I (return before taxes)	23.51%		8.84%		12.69%
Class I (return after taxes on distributions)	[	]%	[	]%	[	]%
Class I (return after taxes on distributions and sale of Fund shares)	[	]%	[	]%	[	]%
S&P 500 Index	11.96%		14.66%		13.10%